BRC Inc.
3131 W. 2210 S., Suite C
West Valley City, UT 84119

March 31, 2026

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549-0406

Re:	BRC Inc.
Registration Statement on Form S-3
Filed on March 25, 2026
File No. 333-294604

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BRC Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-294604) of the Company (the “Registration Statement”), filed with the Securities and Exchange Commission on March 25, 2026 be accelerated so that the Registration Statement shall become effective at 4:00 p.m. (Eastern Time) on April 2, 2026, or as soon as possible thereafter.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Elizabeth A. Razzano of Paul Hastings LLP, by telephone at (650) 320-1895 or by email at elizabethrazzano@paulhastings.com. The Company hereby authorizes Ms. Razzano of Paul Hastings LLP to orally modify or withdraw this request for acceleration.

Sincerely, BRC INC.

		By:	/s/ Andrew McCormick
Andrew McCormick
General Counsel and Secretary (CLO)

cc:	Chris Mondzelewski, Chief Executive Officer
Elizabeth A. Razzano, Esq. (Paul Hastings LLP)